SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))
Common Stock
6% Series B Cumulative Convertible Perpetual Preferred Stock

(Title of Class of Securities)
30162V409
30162V607

(CUSIP Numbers of Class of Securities)
Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061
(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Maurice M. Lefkort
Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue New York, NY 10019
Telephone: (212) 728-8239; (212) 728-8867
Facsimile: (212) 728-9239; (212) 728-9867

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-l.

☒
issuer tender offer subject to Rule 13e4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.
This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”), pursuant to Rule 13(e)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its 6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock (“Series B1 Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock having a liquidation preference of $25.00 per share of Series B1 Preferred Stock (an effective price of $1.25 per share of Common Stock) (the “Common Stock Offer”).  Common Stock may only be tendered in increments of 20 shares.  Exela is also offering to exchange all of the outstanding 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) for Series B1 Preferred Stock, with each share of Series B Preferred Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock and an amount in cash equal to the accrued but unpaid dividends on the Series B Preferred Stock through the date of issue of the Series B1 Preferred Stock (the “Preferred Stock Offer” and together with the Common Stock Offer, the “Offer”).  The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange, dated April 18, 2022 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”).
This Schedule TO is intended to satisfy the disclosure requirements of Rule 13(e)(4) under the Exchange Act.
The information set forth in the Offer to Exchange, and in the related Offering Documents, copies of which are attached hereto as Exhibits, are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.
Item 10.   Financial Statements.
(a)
Financial Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the SEC on March 16, 2022, as amended).
(b)
Pro Forma Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the SEC on March 16, 2022, as amended).
Item 12. Exhibits.
(a)(1)(A)*	Offer to Exchange, dated April 18, 2022
(a)(1)(B)*	Letter of Transmittal for Common Stock Offer
(a)(1)(C)*	Letter of Transmittal for Preferred Stock Offer
(a)(1)(D)*	Notice of Guaranteed Delivery for Common Stock Offer
(a)(1)(E)*	Notice of Guaranteed Delivery for Preferred Stock Offer
(a)(1)(F)*	Form of Summary Advertisement, dated April 18, 2022
(a)(1)(G)*	Letter to Broker for Common Stock Offer
(a)(1)(H)*	Letter to Broker for Preferred Stock Offer
(a)(1)(I)*	Letter to Client for Common Stock Offer
(a)(1)(J)*	Letter to Client for Preferred Stock Offer

(a)(1)(K)**	Form of Certificate of Designations, Preferences, Rights and Limitations of Series B1 Cumulative Convertible Perpetual Preferred Stock
(a)(5)(A)*	Press Release issued by the Company, dated April 18, 2022
(a)(6)(A)*	Exela Webpage
107*	Filing Fee Table

*
Filed herewith.

**
To be filed by amendment

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Exela Technologies, Inc.
By:	/s/ Erik Mengwall Name: Erik Mengwall
Title: Secretary
Date: April 18, 2022

EXHIBIT INDEX
(a)(1)(A)*	Offer to Exchange, dated April 18, 2022
(a)(1)(B)*	Letter of Transmittal for Common Stock Offer
(a)(1)(C)*	Letter of Transmittal for Preferred Stock Offer
(a)(1)(D)*	Notice of Guaranteed Delivery for Common Stock Offer
(a)(1)(E)*	Notice of Guaranteed Delivery for Preferred Stock Offer
(a)(1)(F)*	Form of Summary Advertisement, dated April 18, 2022
(a)(1)(G)*	Letter to Broker for Common Stock Offer
(a)(1)(H)*	Letter to Broker for Preferred Stock Offer
(a)(1)(I)*	Letter to Client for Common Stock Offer
(a)(1)(J)*	Letter to Client for Preferred Stock Offer
(a)(1)(K)**	Form of Certificate of Designations, Preferences, Rights and Limitations of Series B1 Cumulative Convertible Perpetual Preferred Stock
(a)(5)(A)*	Press Release issued by the Company, dated April 18, 2022
(a)(6)(A)*	Exela Webpage
107*	Filing Fee Table

*
Filed herewith.

**
To be filed by amendment